United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 1, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

October 1-31, 2023

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	October 13, 2023
PDMR transactions in company shares	October 20, 2023
PDMR transactions in company shares	October 25, 2023
Total Voting Rights and Share Capital at October 31, 2023	November 1, 2023

October 13, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.470835 Ordinary Shares pursuant to the Employee Share Purchase Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.484826	5.470835

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.470835 Ordinary Shares Weighted Average Price: USD $57.484826 Aggregated Price: USD $314.489998
e)	Date of the transaction	2023-10-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.205991 Ordinary Shares pursuant to the Employee Share Purchase Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.484826	8.205991

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8.205991 Ordinary Shares Weighted Average Price: USD $57.484826 Aggregated Price: USD $471.719965
e)	Date of the transaction	2023-10-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.205991 Ordinary Shares pursuant to the Employee Share Purchase Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.484826	8.205991

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8.205991 Ordinary Shares Weighted Average Price: USD $57.484826 Aggregated Price: USD $471.719965
e)	Date of the transaction	2023-10-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

October 20, 2023
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.280580 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.621331	3.14029
		USD $0.00	3.14029

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.280580 Ordinary Shares Weighted Average Price: USD $28.810666 Aggregated Price: USD $180.947690
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.280580 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.621331	3.14029
		USD $0.00	3.14029

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.280580 Ordinary Shares Weighted Average Price: USD $28.810666 Aggregated Price: USD $180.947690
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.280580 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.621331	3.14029
		USD $0.00	3.14029

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.280580 Ordinary Shares Weighted Average Price: USD $28.810666 Aggregated Price: USD $180.947690
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.797394 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.621331	2.898697
		USD $0.00	2.898697

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.797394 Ordinary Shares Weighted Average Price: USD $28.810666 Aggregated Price: USD $167.026779
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Acquisition of 3.074715 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.953339	3.074715

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.074715 Ordinary Shares Weighted Average Price: USD $57.953339 Aggregated Price: USD $178.190001
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.280580 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.621331	3.14029
		USD $0.00	3.14029

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.280580 Ordinary Shares Weighted Average Price: USD $28.810666 Aggregated Price: USD $180.947690
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.280580 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.621331	3.14029
		USD $0.00	3.14029

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.280580 Ordinary Shares Weighted Average Price: USD $28.810666 Aggregated Price: USD $180.947690
e)	Date of the transaction	2023-10-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

October 25, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.356296 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 6.356296 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	6.356296

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.356296 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 2.888246 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 6.356296 Ordinary Shares on 23 October 2023 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.796300	2.888246

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.888246 Ordinary Shares Weighted Average Price: USD $57.796300 Aggregated Price: USD $166.929932
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.534773 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 9.534773 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9.534773

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 9.534773 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4.454609 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 9.534773 Ordinary Shares on 23 October 2023 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.796300	4.454609

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.454609 Ordinary Shares Weighted Average Price: USD $57.796300 Aggregated Price: USD $257.459918
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.534773 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 9.534773 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9.534773

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 9.534773 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4.315499 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 9.534773 Ordinary Shares on 23 October 2023 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $57.796300	4.315499

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.315499 Ordinary Shares Weighted Average Price: USD $57.796300 Aggregated Price: USD $249.419875
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

01 November, 2023

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 October 2023, Coca-Cola Europacific Partners plc had 459,035,246 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 459,035,246 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown Head of Secretariat +44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 1, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary